CHINA KANGTAI CACUTS BIO-TECH INC.
99 Taibei Road
Limin Economic and Technological Development Zone
Harbin, Heilongjiang Province
People’s Republic of China 150025

January 8, 2010

Mr. John L. Krug
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	China Kangtai Cacuts Bio-Tech, Inc.
Registration Statement on Form S-1
Post –effective amendment No. 2
File on January 7, 2010
File No. 333-150696

Dear Mr. Krug:

China Kangtai Cactus Bio-Tech, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the Company’s Registration Statement on Form S-1, as amended (File No. 333-150696) effective as of 4:00 p.m. Washington D.C. time on January 11, 2010, or as soon thereafter as possible.

The Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

China Kangtai Cactus Bio-Tech, Inc.

By:	/s/ Jinjiang Wang
Jinjiang Wang
Chief Executive Officer